NEWS RELEASE TSX: KL

KIRKLAND LAKE GOLD EXCEEDS PRODUCTION GUIDANCE WITH 2016 PRO FORMA GOLD PRODUCTION
OF 542,751 OZ; RECORD OPERATIONAL PERFORMANCE AT MACASSA & FOSTERVILLE

Toronto, Ontario – January 9, 2017 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL) is pleased to announce operating results for the three and twelve months ended December 31, 2016.

The Company advises that it has changed its reporting currency from Canadian to U.S. dollars effective for the year ended December 31, 2016 and accordingly all dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

Full Year 2016 Highlights

•	2016 consolidated pro forma gold production[1] from Canadian and Australian operations with 542,751 ounces produced.

•	Canadian operations proforma consolidated gold production of 303,027 oz [2] . Attributable production of 295,838 ounces exceeds 2016 guidance of 270,000 – 290,000 ounces[3] .

•	Australian operations exceeded consolidated 2016 guidance with gold production of 239,724 ounces, above 2016 guidance of 225,000 – 235,000 ounces.

•	Record gold production of 175,167 ounces at the Macassa Mine, based on record mine and mill production, record run of mine grade of 16.52 g/t and record recovery of 97.1%.

•	Record gold production of 151,755 ounces at the Fosterville Gold Mine based on record average grade of 7.55 g/t and record recovery of 90.1%.

•	Strong cash balance at December 31, 2016 of approximately $234 million (C$315 million).

Fourth Quarter 2016 Highlights

•	Consolidated pro forma gold production of 152,636 ounces from Canadian and Australian operations.

•	Record Fosterville gold production of 44,406 ounces based on record grade of 8.48 g/t and record recovery of 92.4%.

•	Record Macassa gold production of 52,318 ounces, including run of mine grade of 21.46 g/t and mill recovery of 97.6%.

Tony Makuch, President and CEO of KL Gold stated: "I am pleased to report 2016 pro forma gold production of 542,751 oz, highlighting KL Gold as a new mid-tier gold producer. Both the Canadian and Australian operations exceeded 2016 consolidated guidance. Our pro forma operating results indicate a solid year, largely driven by our low cost, high grade, cornerstone gold mines of Fosterville, Macassa and Taylor which accounted for 68% of total 2016 production. During the fourth quarter, strong production results were driven by record performance from both the Macassa and Fosterville gold mines, due to increased grade and metallurgical recoveries at both sites.”

“Despite placing two mines on care and maintenance in 2016, the Company will maintain a production base of over 500,000 ounces of gold in 2017, focusing on high quality ounces. We begin the year with a strong balance sheet and a cash position of approximately $234 million, with a global operating platform from tier one mining jurisdictions. KL Gold is actively conducting extensive exploration, building from the exciting, high grade results announced in 2016 at the Fosterville and Macassa mines. KL Gold has extensive land packages within district scale gold camps, including the prolific Porcupine Destor Fault Zone in Canada, where numerous multi-million-ounce world class gold deposits exist. We believe our 2017 exploration program of $45-$55 million bodes well for resource growth and mine life extensions across key assets, providing future value for our shareholders.”

1

NEWS RELEASE TSX: KL

Pro Forma Fourth Quarter and Full Year 2016 Operational Results

Canadian Operations

	Q4 2016	Q4 2015	Q3 2016	FY 2016
Macassa Gold Mine
Ore Milled (tonnes)	102,289	92,532	100,357	396,633
Grade (g/t Au)	16.30	14.40	13.70	14.10
Recovery (%)	97.6	96.6	96.9	97.1
Gold Production (oz)	52,318	37,979	42,866	175,167
Holt Gold Mine
Ore Milled (tonnes)	113,499	104,270	101,283	416,048
Grade (g/t Au)	4.57	4.56	4.80	4.52
Recovery (%)	94.5	94.0	95.1	94.5
Gold Production (oz)	15,761	14,348	14,950	57,086
Taylor Gold Mine
Ore Milled (tonnes)	48,254	69,084	52,466	199,231
Grade (g/t Au)	6.74	7.55	7.10	6.90
Recovery (%)	96.1	95.1	97.1	96.5
Gold Production (oz)	10,048	15,964	11,630	42,639
Holloway Gold Mine
Ore Milled (tonnes)	65,215	40,864	53,780	203,130
Grade (g/t Au)	5.37	5.84	5.10	4.86
Recovery (%)	87.3	89.2	88.4	88.7
Gold Production (oz)	9,825	6,843	7,829	28,135
Total Pro Forma Canadian Gold Production (oz)[1]	87,952	75,134	77,274	303,027

Australian Operations

	Q4 2016	Q4 2015	Q3 2016	FY 2016
Fosterville Gold Mine
Ore Milled (tonnes)	176,242	179,450	185,071	693,066
Grade (g/t Au)	8.48	6.33	6.91	7.55
Recovery (%)	92.4	86.3	89.7	90.1
Gold Production (oz)	44,406	31,519	36,967	151,755
Cosmo Gold Mine
Ore Milled (tonnes)	157,770	180,261	138,801	646,848
Grade (g/t Au)	2.78	2.56	2.51	2.87
Recovery (%)	94.5	86.9	95.3	93.6
Gold Production (oz)	13,307	12,898	10,677	55,765
Stawell Gold Mines[4]
Ore Milled (tonnes)	172,049	227,229	218,702	845,573
Grade (g/t Au)	1.49	1.50	1.45	1.47
Recovery (%)	84.5	80.0	80.1	80.9
Gold Production (oz)	6,971	8,762	8,150	32,204
Total Pro forma Australian Operations Gold Production (oz)[1]	64,684	53,179	55,794	239,724

Fourth Quarter 2016 Mine Operating Highlights

2

NEWS RELEASE TSX: KL

Canadian Operations:

Macassa Mine

The Macassa Mine continued to deliver solid operating results during Q4 2016 with a record quarter of gold production of 52,318 ounces, representing a 22% increase from Q3 2016 of 42,866 ounces. The increased production reflects a record run of mine average grade of 21.46 grams per tonne ("g/t") and record mill recovery of 97.6% . The Macassa mill processed 102,289 tonnes at an average grade of 16.3 g/t (including processing of low grade ore from stockpiles).

Development of the 5400' Level, 5600' Level and 5700’ Level in the lower South Mine Complex ("SMC") continues to be advanced. The main decline development is ongoing and is currently below the 5700' Level. The decline towards the LDN zone has now reached the 5700' Level and infrastructure is currently being developed in order to commence production in 2017.

The Macassa Mine delivered record production for the full year 2016 with 175,167 ounces produced, reflecting mill throughput of 396,633 tonnes, including ore from low grade stockpiles and record run of mine average grade of 16.52 g/t (or 14.1 g/t average milled grade).

Holt Mine Complex

During the fourth quarter, the Holt Mine Complex performed well. The Holt Mill processed 226,968 tonnes of ore at an average head grade of 5.26 g/t and recoveries of 92.8%, producing a total of 35,634 ounces.

For the year ended 2016 pro forma production from the Holt Mine Complex totalled 127,8602 ounces of gold from the processing of 818,809 tonnes at an average grade of 5.2 g/t and average recovery of 93.8% .

Holt Mine

During Q4 2016, the Holt Mine delivered 113,499 tonnes at a grade of 4.57 g/t to the process plant. After mill recoveries of 94.5%, Holt’s gold production was 15,761 ounces.

On a pro forma basis, full year production from the Holt Mine was 416,048 tonnes grading 4.52 g/t, yielding 57,086 ounces of gold after mill recoveries of 94.5%.

Holloway Mine

During Q4 2016, the Holloway Mine delivered 65,215 tonnes at a grade of 5.37 g/t to the process plant. After mill recoveries of 87.3%, Holloway’s gold production was 9,825 ounces.

On a pro forma basis, full year production from Holloway was 203,130 tonnes grading 4.86 g/t, yielding 28,135 ounces of gold after mill recoveries of 88.7% .

Taylor Gold Mine

During Q4 2016, the Taylor Mine delivered 48,254 tonnes at a grade of 6.74 g/t to the process plant, including 2,436 tonnes of low grade material at 2.12 g/t. After mill recoveries of 96.1%, Taylor’s gold production was 10,048 ounces.

On a pro forma basis, full year production from the Taylor mine was 199,231 tonnes grading 6.90 g/t, yielding 42,639 ounces of gold after mill recoveries of 96.5% . This includes 9,770 tonnes of low grade material at 2.36 g/t.

3

NEWS RELEASE TSX: KL

Australian Operations:

Fosterville Gold Mine

Fosterville produced a record 44,406 ounces of gold in Q4 2016, significantly exceeding the previous record achieved in Q2 2016 of 37,245 ounces. This result marks a 20% increase over the 36,967 ounces produced in Q3 2016 and a 41% increase over the 31,519 ounces produced in Q4 2015. Full year production was a record 151,755 ounces, exceeding the previous annual record in 2015 of 123,095 ounces and the previously announced guidance of 130,000 – 140,000 ounces.

Mine production continued to deliver strong, consistent performance during the quarter, totaling 168,812 tonnes at an average grade of 9.45 g/t compared to 191,900 tonnes at 6.64 g/t in Q3 2016 and 172,981 tonnes at 6.38 g/t in Q4 2015. Compared to the previous quarter, mined tonnes decreased 12% with the operation focused on optimizing the extraction of high-grade lenses on multiple levels in the Lower Phoenix area. The resultant grade established a new site quarterly record, above previous high of 8.30 g/t in Q2 2016.

Significant investment in diamond drilling also continued with nine rigs in operation at quarter end, drilling a combination of exploration and resource definition programs. The focus of activities was predominantly on the Harrier South and Lower Phoenix systems, both reporting multiple high-grade intercepts as announced in the November 8, 2016 Newmarket Gold News Release.

Cosmo Gold Mine

Cosmo produced 13,307 ounces of gold, resulting in full year production of 55,765 ounces. Fourth quarter production improved with mining sequencing changes, totaling 156,122 mined tonnes at a grade of 2.78 g/t as compared to 141,091 tonnes at 2.50 g/t in Q3 2016. Mine performance improved with changes to the mine production sequence and accessing additional mining areas to provide production flexibility. Currently there are four diamond drill rigs in operation at Cosmo, following up on potential extensions. Process improvements in the mill continued to focus on quality performance with overall mill recovery of 94.5% during the quarter.

Stawell Gold Mine

Stawell produced 6,971 ounces, resulting in full year production of 32,204 ounces. Low-grade oxide stockpiles continued to supplement underground ore resulting in total mill feed of 172,049 tonnes at 1.49 g/t Au and recovery of 84.5% . As previously announced, the operation commenced transitioning to care and maintenance on December 13, 2016 with the mine to be maintained in a state of operational readiness to possibly recommence operations pending exploration success.

Cash Balance

Kirkland Lake ended the year with a cash balance of approximately US$234 million (C$315 million), an increase of $73 million from the September 30, 2016 cash balance of $161 million (C$211.5 million). The increase reflects cash flows generated during the fourth quarter as well as cash acquired from Newmarket Gold of approximately $68 million, net of one time transaction costs and $30.5 million to buy back a 1% royalty on the Macassa property.

4

NEWS RELEASE TSX: KL

2017 Outlook

Effective December 13, 2016, KL Gold announced the transitioning of the Stawell and Holloway mine into care and maintenance. Looking to 2017, KL Gold intends to maintain a production base of over 500,000 ounces, focusing on high quality ounces from tier one mining jurisdictions. As a multi-mine company, KL Gold has the ability to rationalize the business model of the company to create the best investment vehicle for our shareholders.

	Macassa	Fosterville	Taylor	Cosmo	Holt	Stawell	Holloway	Consolidated
2016A Production (oz)	175,167	151,755	42,639	55,765	57,086	32,204	28,135	542,751[1]
KL Gold 2017 Outlook

Gold Production (ounces)	180,000 – 185,000	140,000 – 145,000	55,000 – 60,000	60,000 – 65,000	65,000 – 70,000	-	-	500,000 – 525,000
Operating Cash Costs per ounce*								$625 - $675
AISC per ounce*								$950 - $1,000
Growth expenditures ($ million)								$45 - $55

* See Non-GAAP Measures sections in this news release; Operating Cash Costs per ounce and AISC per ounce reflect an average USD to CAD exchange rate of 1.28 and a USD to AUD exchange rate of 1.28.

Upcoming Events

•	TD Securities Mining Conference – January 18-19, 2017
•	CIBC Whistler Institutional Investor Conference – January 25-28, 2017
•	BMO Capital Markets Global Metals & Mining Conference – February 26-March 1, 2017
•	PDAC Convention – March 5-8, 2017

Footnotes

(1) Pro forma consolidated information in this press release Includes operating results from: (i) the former Newmarket Gold Inc. (“Newmarket Gold”) assets for the entire 12-month period ended December 31, 2016 including the period from January 1, 2016 to November 29, 2016 prior to the merger with Kirkland Lake Gold Inc. (“KLG”) on November 30, 2016 (See Newmarket News Release dated November 3, 2016); and (ii) the Holt Mine Complex for the entire 12-month period ended December 31, 2016, including the period of January 1, 2016 to January 25, 2016 prior to the acquisition of St Andrew Goldfields Ltd. (“SAS”) by KLG on January 26, 2016 (See KLG News Release dated May 12, 2016). In addition, the results for Q4 2015 and full year 2015 for Canadian and Australian operations include the results of Newmarket Gold and SAS for the full respective periods.
(2) Includes 7,189 ounces for the period from January 1, 2016 to January 25, 2016 prior to the acquisition of SAS by the Company.
(3) See KLG News Releases dated April 14, 2016 filed on SEDAR .
(4) Includes operating results from January 1, 2016 to December 13, 2016 when KL Gold commenced the transition of the Stawell Gold Mines to care & maintenance.

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Mine Engineering is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

5

NEWS RELEASE TSX: KL

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a new mid-tier gold producer targeting +500,000 ounces in tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations including the Macassa Mine Complex located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. KL Gold’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial position with extensive management and operational expertise.

For further information, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

To receive KL Golds news releases by email, register on the website at www.KLGold.com

Non-GAAP Measures

Operating cash cost and all-in sustaining costs per ounce sold are Non-GAAP measures. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards ("IFRS" or "GAAP"), certain investors use such Non-GAAP measures to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. A reconciliation of operating cash cost per ounce sold and AISC per ounce sold to total operating costs for the most recent reporting period, the three and nine months ended September 30, 2016 and 2015, is set out on the Company's third quarter and nine month 2016 MD&A filed on SEDAR at www.sedar.com and at www.klgold.com.

Operating Cash Costs per Ounce

Operating costs are disclosed in the notes to the Company's consolidated financial statements and include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Operating cash cost per ounce is based on ounces sold and is calculated by dividing operating costs by gold ounces sold; US$ operating costs per ounce sold are derived from the operating cost per ounce sold translated using the average exchange rate for the period.

All-In Sustaining Costs per Ounce

While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, sustaining exploration expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by gold ounces sold; US$ AISC per ounce sold is derived from the AISC per ounce sold translated using the average exchange rate for the period.

6

NEWS RELEASE TSX: KL

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Specifically, this news release contains forward-looking statements regarding, among other things, forecast gold production of between 500,000 and 525,000 ounces in 2017; estimated 2017 total operating costs between $625 and $675 per ounce; estimated 2017 all-in sustaining costs of between $950 and $1,000 per ounce sold; growth exploration expenditures between $45 million to $55 million; the Company's plans with respect to the transitioning of the Stawell Gold Mine to care and maintenance and the potential to recommence exploration programs at the Stawell Gold Mine; the impact of the transitioning of the Holt mine to care and maintenance and the anticipated timing and results associated with the 2017 exploration programs. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

7